SPIRIT FINANCE CORPORATION
14631 North Scottsdale Road, Suite 200
Scottsdale, Arizona 85254-2711
(480) 606-0820

December 13, 2004

VIA EDGAR

Ms. Karen Garnett, Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

  Re:
  Spirit Finance Corporation
  Registration Statement on Form S-11
  Commission File No. 333-119810

Dear Ms. Garnett:

        On behalf of Spirit Finance Corporation, in connection with the above-referenced Registration Statement, we hereby request that said Registration Statement be accelerated and declared effective pursuant to Section 8(a) of the Securities Act of 1933 at 1:00 p.m., Eastern Time, Wednesday, December 15, 2004, or as soon thereafter as practicable.

        The Company hereby acknowledges that:

  •
  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  •
  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  •
  the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Spirit Finance Corporation
/s/ CATHERINE LONG Catherine Long, Chief Financial Officer